sapa

05005976

05-02-10

SUPPL

RECEIVED FEB 18 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 10 February 2005:
Notice in consequence of Orkla's press release regarding its public offer to the shareholders of Sapa

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Ekelund for

Magnus Wittbom
General Counsel

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

Enclosure

dlw 3/2

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

Press Release

10 February 2005

Notice in consequence of Orkla's press release regarding its public offer to the shareholders of Sapa

The Board of Directors of Sapa has noted Orkla's announcement to make a public offer to all shareholders of Sapa to tender their shares to Orkla. The offer is for all outstanding shares in Sapa not held by Elkem. The press release further states that Orkla intends to distribute a prospectus regarding the offer on or about 1 March 2005.

The Board of Directors of Sapa intends to publish their recommendation to the shareholders in Sapa regarding Orkla's offer in the end of February 2005.

For further information, please contact Magnus Wittbom, Group Vice President General Counsel, telephone: +46-70-859 59 64.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has a turnover of approximately 14 billion SEK, with 7,800 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**